EXHIBIT 7



              STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES


                                ------------------------------------------------
                                   1998         1999        2000         2000
                                ---------     --------    --------     ---------
                                   Euro         Euro        Euro         $(1)


Loss from Operations..........   (21,084)     (96,339)    (259,008)    (241,277)
Fixed charges.................    17,092       71,373      168,761      158,430
                                ---------   ----------   ----------   ----------
                                 (38,176)    (167,712)    (421,769)    (399,707)
Ratio.........................     (2.23)       (2.35)       (2.53)       (2.53)

---------------------
(1) Solely for the convenience of the reader, euro amounts have been translated into U.S. dollars at the noon buying rate on December 31, 2000, of $0.9388 per Euro 1.00.


1. The ratio of earnings to fixed charges as calculated by dividing income from continuing operations before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense. Earnings plus fixed charges were insufficient to cover fixed charges by Euro 38.2 million in 1998, Euro 167.7 million in 1999, and Euro 421,8 million for the year ended December 31, 2000.

2. Since Adjusted EBITDA amounts in all periods are negative, these amounts are by definition not available for management's discretionary use.